SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                          Coram Healthcare Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock (par value $0.001 per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    218103109
           -----------------------------------------------------------
                                 (CUSIP Number)


                              Barbara Sherman, Esq.
                              Goldman, Sachs & Co.
                                 85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000

--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                 August 26, 1998
           -----------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------
CUSIP NO. 21810310
--------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Goldman Sachs Credit Partners, L.P.
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)  [  ]
                                                                (b)  [  ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      OO  [See Item 3.]
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                     [ ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Bermuda
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
  NUMBER OF                   0
    SHARES          ------------------------------------------------------------
BENEFICIALLY        8.   SHARED VOTING POWER
  OWNED BY                    13,320,844
    EACH            ------------------------------------------------------------
 REPORTING          9.   SOLE DISPOSITIVE POWER
   PERSON                     0
    WITH            ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
                              13,320,844
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
             13,320,844
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                     [  ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.4%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 21810310
--------------------

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Goldman Sachs Global Holdings L.L.C.
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                          (a)  [  ]
                                                          (b)  [  ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      OO  [See Item 3.]
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                [  ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                    7.    SOLE VOTING POWER
   NUMBER OF                   0
    SHARES          ------------------------------------------------------------
BENEFICIALLY        8.    SHARED VOTING POWER
  OWNED BY                     13,320,844
    EACH            ------------------------------------------------------------
 REPORTING          9.    SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH            ------------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER
                               13,320,844
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
            13,320,844
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                [  ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.4%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      OO
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 21810310
--------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Goldman Sachs Group, L.P.
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a)  [  ]
                                                           (b)  [  ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      AF - OO  [See Item 3.]
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                [  ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER
  NUMBER OF                  0
   SHARES          -------------------------------------------------------------
BENEFICIALLY       8.   SHARED VOTING POWER
  OWNED BY                   14,363,438
    EACH           -------------------------------------------------------------
 REPORTING         9.   SOLE DISPOSITIVE POWER
   PERSON                    0
    WITH           -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                             14,363,438
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      14,363,438
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                    [  ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      22.7%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      HC-PN
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 297025108
--------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Goldman, Sachs & Co.
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)  [  ]
                                                             (b)  [  ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      AF  - OO
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                   [ X ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER
  NUMBER OF                 0
   SHARES         --------------------------------------------------------------
BENEFICIALLY      8.   SHARED VOTING POWER
  OWNED BY                  14,363,438
    EACH          --------------------------------------------------------------
 REPORTING        9.   SOLE DISPOSITIVE POWER
   PERSON                   0
    WITH          --------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                            14,363,438
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      14,363,438
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                   [  ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      22.7%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      BD-PN-IA
--------------------------------------------------------------------------------

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                          CORAM HEALTHCARE CORPORATION

Goldman Sachs Credit Partners, L.P. ("GSCP"), Goldman Sachs Global Holdings L.L.C. ("GSGH"), Goldman, Sachs & Co. ("GS&Co."), and The Goldman Sachs Group, L.P. ("GS Group")1 hereby amend the statement on Schedule 13D dated July 14, 1998 relating to common stock, par value $0.001 per share (the "Common Stock"), of Coram Healthcare Corporation (the "Company"). Items 3, 4, 5 and 6 are hereby amended and supplemented to reflect the following:

             On August 26, 1998 GS&Co. acquired warrants (the "New Warrants") giving GS&Co. the right to acquire 863,588 shares (subject to antidilution and other adjustments) of Common Stock of the Company (the "New Warrant Shares"). The New Warrants were issued pursuant to the warrant agreement dated as of August 26, 1998 to which GSCP and the Company were party (the "New Warrant Agreement") in connection with the senior loan agreement dated as of August 20, 1998 to which GSCP and the Company were party (the "Senior Loan Agreement"). GSCP directed that the New Warrants be issued to GS&Co. The New Warrants are exercisable on or before the earlier to occur of (i) thirty months from the closing date of the Senior Loan Agreement and (ii) such earlier date on which the revolving credit commitments of the Senior Loan Agreement terminate at an exercise price equal to the par value of such New Warrant Share (i.e., $0.001 per share). Upon exercise of the New Warrants, the New Warrant Shares would represent approximately 1.7% of the total outstanding shares of Common Stock of the Company after giving effect to such exercise.

              On August 26, 1998 the Board of Directors of the Company, pursuant to the Stockholder Rights Agreement dated as of June 25, 1997 (the "Stockholder Rights Agreement"), gave its express written approval to GSCP and its affiliates to acquire an aggregate beneficial ownership of up to 25% of the outstanding Common Stock of the Company as a "Minority Investor" under the Stockholder Rights Agreement including through the acquisition of the New Warrants.

              As of August 26, 1998, the aggregate of shares owned and shares for which there is a right to acquire by GS&Co. and GS Group, except for the shares for which GS&Co. and GS Group have disclaimed beneficial ownership, is

     --------------------

1 Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934 or that the Filing Persons constitute a "group" for any purpose.

     14,362,859 shares of Common Stock, representing approximately 22.7% of the shares of Common Stock reported to be outstanding in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1998.

Item 7 is hereby amended and restated as follows:

Item 7. Material to be filed as Exhibits.

              (1) Not applicable.

              (2) Not applicable.

              (3) (a) The Securities Exchange Agreement, incorporated herein by reference from the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1998;
                  (b) The Form of Series B Note of the Securities Exchange
                      Agreement, filed as Exhibit 99.1;
                  (c) The Amendment No.1 and Waiver to the Securities Exchange
                      Agreement, filed as Exhibit 99.2;
                  (d) The Risk Participation Agreement, filed as Exhibit 99.3;
                  (e) The Warrant for the Purchase of Shares of Common Stock
                      dated October 12, 1995, incorporated herein by reference from the Company's Current Report on Form 8-K dated October 24, 1995;
                  (f) The Warrant Agreement dated August 26, 1998, filed as
                      Exhibit 99.4.

              (4) Powers of Attorney

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  August 28, 1998
                                        THE GOLDMAN SACHS GROUP, L.P.

                                        By:
                                            ------------------------------------
                                            Name:    Hans-Linhard Reich
                                            Title:   Attorney-in-fact

                                        GOLDMAN, SACHS & CO.

                                        By:
                                            ------------------------------------
                                            Name:    Hans-Linhard Reich
                                            Title:   Attorney-in-fact

                                        GOLDMAN SACHS CREDIT
                                        PARTNERS, L.P.
                                        By:
                                            ------------------------------------
                                            Name:    Hans-Linhard Reich
                                            Title:   Attorney-in-fact

                                        GOLDMAN SACHS GLOBAL
                                        HOLDINGS L.L.C.

                                        By:
                                            ------------------------------------
                                            Name:    Hans-Linhard Reich
                                            Title:   Attorney-in-fact